

July 31, 2008

<u>**Via Facsimile ((212) 916-2940) and U.S. Mail**</u>

Frank E. Lawatsch, Jr., Esq.
Day Pitney LLP
7 Times Square
New York, NY 10036

>   **Re: Five Star Products, Inc.**
>   **Schedule 13E-3**
>   **File No. 005-60527**
>   **Filed July 24, 2008**
>
>   **Schedule 13E-3**
>   **File No. 005-60527**
>   **Filed July 24, 2008**
>   **Filed by NPDV Acquisition Corp. and National Patent Development**
>   **   Corporation**
>
>   **Schedule TO**
>   **File No. 000-60527**
>   **Filed July 24, 2008**
>   **Filed by NPDV Acquisition Corp. and National Patent Development**
>   **   Corporation**
>
>   **Schedule 14D-9**
>   **File No. 000-60527**
>   **Filed July 24, 2008**
>   **Filed by Five Star Products, Inc.**

Dear Mr. Lawatsch, Jr.:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3 filed by Five Star Products

1.   Please refile the report of Burnham as an exhibit to include all appendices. See Item 1016(c) of Regulation M-A.

Schedule 13E-3 and Schedule TO filed by NPDV Acquisition and National Patent

2.   We note that National Patent has several large security holders. Please tell us how you have complied with instruction C to each Schedules 13E-3 and TO with respect to the persons controlling National Patent.

Offer to Purchase

Questions and Answers, page iv

3.   We note your disclosure here and elsewhere in the offer document that the filing persons determined that the offer and merger are "fair to and in the best interests of Five Star and the stockholders of Five Star (other than National Patent and its subsidiaries in their capacities as stockholders)." Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A.

Special Factors, page 3

4.   The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the offer document, following the Summary Term Sheet. See Rule 13e-3(e)(1)(ii). Please relocate the section "Introduction."

Background of the Offer, page 6

5.   Please describe the duties of the special committee, the scope of its authority, the names of its members, any compensation paid for service on the committee, and the period during which it served. Please note that comments that apply to disclosure appearing in both the offer document and Five Star's recommendation document, and the revisions requested, apply to both documents.

6.   Please disclose the name of the legal counsel hired by the Five Star special committee on April 23, 2008. If the legal counsel was the same as for the bidders, so state and disclose prominently the potential conflicts of interest that may result from common representation as well as the consideration given to this issue by both the Five Star special committee and the Five Star board of directors. Finally, disclose in this section which meetings were attended by counsel.

7.   Please disclose why discussions regarding the tender offer were suspended between May 13 and June 16, 2008.

8.   Please disclose in this section whether the special committee attempted to obtain a higher offer price from the bidders.

9.   Please clarify the nature of the "certain provisions" of the tender agreement discussed by the special committee on June 19, 2008. Also, please explain why the special committee determined that requesting a "majority of the minority" approval provision would not be in the best interests of the company's security holders.

10. We note that Burnham reviewed a draft of a fairness opinion on June 19, 2008. Please clarify whether Burnham had, to that date, made any presentations to the Five Star special committee.

11. Please describe, in an appropriate location, the methodology presented by Mr. Sobotko on June 20, 2008 with respect to the determination of consideration to be paid to Five Star officers and directors in connection with the cancellation of previously-existing agreements.

12. Refer to the third party indication of interest received in June 2008. Please disclose the name of the third party and disclose why the indication of interest was deemed "highly tentative."

Purpose of the Offer, page 9

13. Revise your disclosure to indicate why the filing persons are undertaking the going private transaction at this time as opposed to other times in the company's operating history. Refer to Item 1013(c) of Regulation M-A.

Report of Burnham Securities, page 11

14. Please quantify the fees paid by the Five Star independent director to Burnham, as referenced in the first paragraph of this section.

15. Please disclose the opinion given by Burnham Securities.

16. Please disclose the financial projections provided to Burnham.

17. Please revise to disclose the data underlying the results described in these analyses and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the enterprise values, EBITDA, revenues, price, net income and book value information for Five Star and each comparable company that is the basis for the multiples obtained in the Selected Public Companies Analysis, (ii) the transaction date and data

from each transaction (including the current transaction) that is the basis for the multiples obtained in the Transaction Premium Analysis, and (iii) the company's projected results that were used in conducting the Discounted Cash Flows Analysis. Include also a description of how each analysis' results compare with the per share consideration offered to the company's security holders. In each analysis, also disclose the valuation per share obtained from each multiple, as applicable, instead of a composite valuation range for each of the Selected Public Companies and Transaction Premium analyses.

18.   Refer to the Selected Public Companies Analysis. Please explain the meaning and significance of your reference to "relative profitability" in your explanation of the exclusion of the Enterprise Value/Revenue multiple.

19.   Refer to the Trading History analysis. Please explain why Burnham selected a five year period for its analysis.

20.   Refer to the Discounted Cash Flow Analysis. Please disclose the discount rates used and rates or multiples used in calculating the terminal value. In each case, explain the basis for selecting the rates and disclose the industry averages.

Recommendation of Five Star's Special Committee and Board of Directors, page 16

21.   Please revise this section to disclose the fairness determination (both substantive and procedural) made by each of the special committee and the board of directors of Five Star. Revise your document to ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for your fairness determination in accordance with Item 1014(b) of Regulation M-A. A listing of the factors considered, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated security holders (*i.e.,* how each factor was analyzed) is inadequate. See In the Matter of Meyers Parking Systems Inc., Securities Exchange Act Rel. No. 26069 (September 12, 1988).

22.   With reference to the comments (and revisions sought) in this section and the previous section specifically, and to all comments generally, please consider the need to redisseminate your offer and recommendation documents to Five Star security holders. If you determine not to redisseminate, please provide us your detailed legal analysis supporting such determination.

23.   It is unclear whether any of the special committee, board of directors, or bidders based their fairness determination on the analysis and discussion of another person, including the financial advisor. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). If this is not the case, please include the disclosure required of each filing person by Item 1014 of Regulation M-A. Please revise accordingly.

24.   Please also address how any filing person relying on the Burnham opinion was able to reach the fairness determination as to unaffiliated security holders given that the Burnham fairness opinion addressed fairness with respect to security holders other than National Patent and its subsidiaries, rather than all security holders unaffiliated with the company.

25.   Please revise your disclosure to address in more detail the special committee's consideration of the company's "past and anticipated future business and financial results…, the advantage … of operating as a wholly-owned …subsidiary." Disclose those results and advantages.

Reasons for the Recommendation, page 16

26.   Please illustrate how the negotiated terms of the tender agreement are "reasonable and consistent with terms in similar transactions." Also, explain what about the "assets, obligations, operations and earnings" of Five Star and Five Star's "prospects" support the fairness determination.

27.   Please disclose the procedural fairness determination instead of simply referring to it on the last bullet point on page 17. See Item 1014(c)-(e) of Regulation M-A.

National Patent's and NPDV Acquisition Corp.'s Position Regarding the Fairness of the Merger, page 17

28.   Please note that each filing person must make a substantive and procedural fairness determination. Disclose the procedural fairness determination instead of simply referring to it on the last bullet point on page 17. See Item 1014(c)-(e) of Regulation M-A. In your revised disclosure, please explain how a determination of procedural fairness was made at the same time that the approval of a majority of unaffiliated security holders was not required.

The Tender Offer

Acceptance for Payment, page 25

29.   Please revise the language in this section that states that you will pay for tendered securities "as promptly as practicable after the Expiration Time" to state that you will make such payment "promptly" as required by Rule 14e-1(c). Make a similar revision in the penultimate paragraph of this section with respect to the return of unpurchased securities.

30.   We note NPDV's reservation of the right to transfer or assign the right to purchase shares tendered to one or more of its affiliates. Please confirm your understanding that any persons or entities to whom NPDV transfers or assigns such right must be included as a bidder in the offer and a filing person in the Schedule 13E-3. Each such person or entity

added as a bidder or filing person must independently satisfy the disclosure, dissemination and timing requirements of the tender offer rules, including the extension of the offer for ten business days from the disclosure of such assignment or transfer, unless the offer is not scheduled to expire for at least ten business days, and of Rule 13e-3.

Rights of Withdrawal, page 34

31.   Please revise the offer document to provide the withdrawal rights set forth in Section 14(d)(5) of the Securities Exchange Act of 1934. Also, explain the reference to December 26, 2008 as a threshold date for renewed availability of withdrawal rights.

Certain Information Concerning National Patent, page 39

32.   Please tell us why you need to qualify the disclosure in this section by reference to "the best knowledge" of the bidders. What prevents you from knowing and disclosing this information? Please explain or delete the qualifiers.

Certain Conditions of the Offer, page 43

33.   Refer to the third bullet point in this section. Please clarify the reference to "paragraph (b)(1) above" as there is no such paragraph.

Certain Material U.S. Federal Income Tax Considerations, page 47

34.   We note your disclosure that this section summarizes "certain" of the material federal income tax consequences of the offer and merger. Please ensure that you discuss all such material consequences.

35.   Delete the references to this discussion being for "general information only." Security holders are entitled to rely upon the discussion.

Schedule C

36.   Refer to the agreements with Five Star's executive officers relating to their outstanding options and restricted securities. Please provide us your detailed legal analysis of the compliance with the requirements of Rule 14d-10(a)(2) in light of the payments to be effected under the agreements.

37.   On a related note, and to the extent not already disclosed, revise your disclosure to quantify the restricted securities that are vested and to disclose the exercise price of any outstanding options held by these executive officers. Finally, disclose the reasons for agreeing to pay for, among other things, securities that had no economic value as of the date of the offer.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions